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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC
Mail Processing
Section

FEB 17 2021

Washington DC
413

| SEC FILE NUMBER |
|---|
| 8-28496 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brechling Andersen Securities

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3250 Wilshire Blvd Suite 1750-L
(No. and Street)

| Los Angeles | California | 90010 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Erik Brechling Andersen 213-383-0395
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W, Anson
(Name – *if individual, state last, first, middle name*)

| 18455 Burbank Blvd #404 | Tarzana | CA | 91356 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Erik Brechling Andersen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brechling Andersen Securities, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

H. CHANG
Notary Public - California
Los Angeles County
Commission # 2242603
My Comm. Expires Jun 10, 2022

Erik Brechling Andersen
Signature

Proprietor PROPRIETOR
Title

H Chang
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

**State of California** } s.s.

**County of** Los Angeles

Subscribed and sworn to (or affirmed) before me on this 26th day of January (Month), 2021, by Erik Brechling Andersen (Name of Signer (1)) and ________________ (Name of Signer (2)), proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

[signature]
Signature of Notary Public

H.Chang, Notary Public
For other required information (Notary Name, Commission No. etc.)

H. CHANG
Notary Public - California
Los Angeles County
Commission # 2242603
My Comm. Expires Jun 10, 2022

Seal

## OPTIONAL INFORMATION

*Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document*

### Description of Attached Document

The certificate is attached to a document titled/for the purpose of

Oath or Affirmatin

containing ______ pages, and dated ______________

### Additional Information

**Method of Affiant Identification**

Proved to me on the basis of satisfactory evidence:
☒ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____ Entry # _____

Notary contact: 213-738-9714

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

© 2009-2015 Notary Learning Center - All Rights Reserved You can purchase copies of this form from our web site at www.TheNotarysStore.com

**BRIAN W. ANSON**
*Certified Public Accountant*
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Proprietor of Brechling Andersen Securities (A proprietorship)

**Opinion on the Financial Statements**

I have audited the accompanying statement of financial condition of Brechling Andersen Securities (A proprietorship) as of December 31, 2020, the related statements of income, changes in proprietor's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Brechling Andersen Securities (A proprietorship) as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Brechling Andersen Securities (A proprietorship)'s proprietor. My responsibility is to express an opinion on Brechling Andersen Securities (A proprietorship)'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Brechling Andersen Securities (A proprietorship) in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by proprietor, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

**Auditor's Report on Supplemental Information**

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Brechling Andersen Securities's financial statements. The Supplemental Information is the responsibility of the Brechling Andersen Securities's proprietor. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Brechling Andersen Securities (A proprietorship)'s auditor since 2018.
Tarzana, California
January 29, 2021

**BRECHLING ANDERSEN SECURITIES (A PROPRIETORSHIP)**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2020**

**Assets**

| | | |
|---|---|---|
| Cash | $ | 17,785 |
| Marketable securities, at fair value | | 132,740 |
| Dividend receivable | | 490 |
| Right of use asset - office lease | | 9,033 |
| Other assets | | 245 |
| Total assets | | 160,293 |
| **Total assets** | $ | 160,293 |

**Liabilities and Proprietor's Equity**

| | | |
|---|---|---|
| Current liabilities | | |
| Operating lease liability | | 9,033 |
| Total current liabilities | | 9,033 |
| Proprietor's equity | | 151,260 |
| **Total liabilities and proprietor's equity** | $ | 160,293 |

*See accompanying notes to the financial statements*

**BRECHLING ANDERSEN SECURITIES (A PROPRIETORSHIP)**
**STATEMENT OF INCOME**
**FOR THE YEAR ENDED DECEMBER 31, 2020**

| | | |
|---|---|---|
| **Revenues:** | | |
| Mutual fund, including trail commissions | $ | 1,022 |
| Quarterly mutual fund 12(b)-1 fees | | 9,413 |
| Interest and dividend income | | 1,940 |
| Net unrealized gain (loss) on marketable securities | | 25,640 |
| Total revenue | | 38,015 |
| **Expense:** | | |
| Fidelity bond | | 576 |
| FINRA assessments and fees | | 1,605 |
| Professional fees | | 10,999 |
| Rent | | 8,555 |
| SIPC | | 2 |
| Office | | 928 |
| Total expenses | | 22,665 |
| **Income (loss) from operation** | | $15,350 |

*See accompanying notes to the financial statements*

**BRECHLING ANDERSEN SECURITIES (A PROPRIETORSHIP)**
**STATEMENT OF CHANGES PROPRIETOR'S EQUITY**
**DECEMBER 31, 2020**

| | |
|---|---|
| Balance, December 31, 2019 | $ 119,910 |
| Capital contributed | 16,000 |
| Net Income (loss) | 15,350 |
| Balance, December 31, 2020 | $ 151,260 |

*See accompanying notes to the financial statements*

**BRECHLING ANDERSEN SECURITIES (A PROPRIETORSHIP)**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2020**

| | | |
|---|---|---|
| **Operating activities** | | |
| Net income (loss) | $ | 15,350 |
| Adjustments to reconcile net income (loss) to net cash used in operating activities: | | |
| Net unrealized gain on marketable securities | | (25,640) |
| Dividend receivable | | (19) |
| Other assets | | 7 |
| Accrued expenses | | |
| **Net cash used in operating activities** | | (10,302) |
| **Financing activities** | | |
| Capital contribution | | 16,000 |
| **Net cash provided by financing activities** | | 16,000 |
| Increase in cash | | 5,698 |
| **Cash at 12/31/19** | | 12,087 |
| **Cash at 12/31/20** | $ | 17,785 |
| **Supplementary Information:** | | |
| Cash paid for interest | $ | - |
| Cash paid for income taxes | $ | - |

*See accompanying notes to the financial statements*

Notes to Financial Statements
December 31, 2020

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

Brechling Andersen Securities (the "Entity") is a proprietorship and registered broker-dealer maintaining its only office in Los Angeles, California. The Entity operates pursuant to the (k) (1) Exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. Therefore, the Entity is exempt from the computation for the determination or reserve requirements to Rule 15c3-3 as well as the disclosure of information relating to possession and control requirements pursuant to Rule 15c3-3. The business consists solely of mutual funds.

### Marketable Securities/ Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. The Entity primarily earns commissions on mutual funds. 100% of the revenue was from one company.

### Method of Accounting

The entity maintains its records on the accrual basis of accounting.

### Income Taxes

The Entity itself is not a taxpaying entity for purposes of federal and state income taxes. Such taxes of the owner are computed on his total income for all sources, and accordingly, no provision for income taxes is made in these statements.

### Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires the proprietor to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, results could differ from those estimates.

### FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset of liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Entity has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on the proprietor's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Entity's own data.)

Following is description of the valuation methodologies used for assets measured at fair value.

*Stocks*: Quoted market price at major stock markets

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Entity believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Entity's assets at fair value as of December 31, 2020:

| | Assets at Fair Value as of December 31, 2020 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Securities (NASD common stock) | 132,740 | | - | 132,740 |

ASC 606 – REVENUE RECOGNITION

1. Revenue

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments

Net Gains or Losses on Principal Trades: This includes all realized and unrealized gains and losses from proprietary trading and market making activities and net gains or losses from "riskless" principal transactions.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Note 2: <u>OPERATING LEASE COMMITTMENTS</u>
The entity entered into a three-year lease agreement commencing April 1, 2020 for a monthly rental amount of $713. Minimum future rental commitments are:

| Year Ending | Amount |
|---|---|
| December 31, 2021 | 7,500 |
| December 31, 2022 | 1,875 |
| | $ 9,375 |

Rent expense for year ended December 31, 2020 was $7,500.

The Company adopted ASC Topic 842 on January 1, 2019. The Right of Use asset is for the office lease. The present value of $9,033 was calculated using a 3.154% discount rate.

Note 3: <u>NET CAPITAL REQUIREMENTS</u>

The Entity is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020 the Entity had net capital of $121,149, which was $116,149 in excess of its required net capital of 5,000, and the Entity's ratio of aggregate indebtedness to net capital was 0.00 to 1, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

Note 4: <u>SUBSEQUENT EVENTS</u>

The proprietor has reviewed the results of operations for the period of time from its year end December 31, 2020 through January 29, 2021 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

**BRECHLING ANDERSEN SECURITIES (A PROPRIETORSHIP)**
**SUPPLEMENTARY INFORMATION**
**FOR THE YEAR ENDED DECEMBER 31, 2020**

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission:

| | | |
|---|---|---|
| Total Proprietor's equity from financial condition | $ | 151,260 |
| Deduction and charges: | | |
| Non-allowable other assets | | 245 |
| Net capital before haircut charges | | 151,015 |
| Haircut on securities: | | |
| Marketable securities | | (19,911) |
| Undue concentration | | (9,955) |
| Net Capital | $ | 121,149 |
| Aggregate Indebtedness: | | - |
| Computation of Basic Net Capital Requirement: | | |
| Minimum net capital required | $ | 5,000 |
| Net capital | | 121,149 |
| Excess net capital | $ | 116,149 |

*There was no changes from the filed Focus Report and this audit report.

BRECHLING ANDERSON SECURITIES (A PROPRIETORSHIP)

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

The Entity is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(1).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2020

The Entity is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(1) exemptive provision.

# Assertions Regarding Exemption Provisions

I, as proprietor of management of Brechling Andersen Securities (A proprietorship) ("the entity"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Proprietor hereby makes the following assertions:

**Identified Exemption Provision:**

The Proprietor claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(1)

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the period ending: January 1, 2020 through December 31, 2020.

Brechling Andersen Securities (A proprietorship) By:

Erik Brechling Andersen
(Name)

January 29, 2021
(Date)

**BRIAN W. ANSON**
*Certified Public Accountant*
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Proprietor
Brechling Andersen Securities (A proprietorship)
Los Angeles, California

I have reviewed proprietor's statements, included in the accompanying Exemption Report in which (1) Brechling Andersen Securities (A proprietorship), identified the following provisions of 17 C.F.R. §15c3-3(k) under which Brechling Andersen Securities (A proprietorship) claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(1) (the "exemption provisions") and (2) Brechling Andersen Securities (A proprietorship), stated that Brechling Andersen Securities (A proprietorship), met the identified exemption provisions throughout the most recent fiscal year without exception. Brechling Andersen Securities (A proprietorship's)'s proprietor is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Brechling Andersen Securities (A proprietorship)'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on proprietor's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to proprietor's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 29, 2021